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SO 3/22/04

SECURITI 04016446 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 17005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Herold & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Herold — 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D5 3/29

OATH OR AFFIRMATION

I, Larry Herold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2006

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Bernard Herold & Co., Inc.

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information either required by Rule 17a-5 under the Securities Exchange Act of 1934 or included for supplementary analysis purposes. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 30, 2004

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 235,365
Investments in securities, at fair value	3,706,612
Prepaid expenses	196,317
Property and equipment, at cost, less accumulated depreciation and amortization of $580,602	51,153
Other assets:	
Exchange membership	268,765
Deferred taxes	47,000
Security deposits	11,407
Other assets	19,243
Total other assets	346,415
TOTAL ASSETS	$ 4,535,862

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 423,590
Subordinated notes payable	250,000
Total liabilities	673,590
Commitments and contingencies (Note 4)	
Stockholders' equity:	
Preferred stock, $100 par value, authorized 2,000 shares, issued and outstanding 900 shares	90,000
Class "A" Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 7,307 shares	7,307
Additional paid-in capital	198,229
Retained earnings	3,566,736
Total stockholders' equity	3,862,272
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,535,862

See accompanying note to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Income:		
Commissions	$	2,477,042
Mutual funds		1,270,567
NYSE floor income		186,835
Trading		75,563
Interest		442,845
Miscellaneous		1,665
Total income		4,454,517
Operating expenses:		
Salaries and benefits		2,751,668
Communications		451,857
Rent and occupancy		521,272
Floor brokerage		428,887
Promotional		73,562
Interest		20,205
Depreciation		23,121
Bad debts		214
Other expenses		621,900
Total expenses		4,892,686
Loss before benefit from income taxes		(438,169)
Benefit from income taxes		70,440
NET LOSS	$	(367,729)

See accompanying note to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning	$ 90,000	$ 7,307	$ 198,229	$ 3,934,465	$ 4,230,001
Net loss	-	-	-	(367,729)	(367,729)
BALANCE - ENDING	$ 90,000	$ 7,307	$ 198,229	$ 3,566,736	$ 3,862,272

See accompanying note to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated notes payable at January 1, 2003	$	250,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
SUBORDINATED NOTES PAYABLE AT DECEMBER 31, 2003	$	250,000

See accompanying note to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net loss	$ (367,729)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	23,121
Changes in operating assets and liabilities:	
Receivable from broker-dealer	36,653
Investment in securities, at fair value	106,538
Prepaid expenses	205,958
Deferred taxes	(10,000)
Other assets	(328)
Accrued expenses	216,488
Net cash provided by operating activities	210,701
Cash used in investing activities:	
Purchase of property and equipment	(7,730)
Net increase in cash	202,971
Cash and cash equivalents - beginning	32,394
CASH AND CASH EQUIVALENTS - ENDING	$ 235,365

Supplemental disclosure of cash flow information:

Interest	$ 20,205
Income tax refund received	$ 92,920

See accompanying note to financial statements.

BERNARD HEROLD & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the State of New York to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission as a broker-dealer. Additionally, the Company is a member of the National Association of Securities Dealers, the New York Stock Exchange, the New York Futures Exchange and is an associate member of the American Stock Exchange. The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Concentrations of Credit Risk

The Company's cash balances are held in accounts at three financial institutions. At December 31, 2003 there were no uninsured cash balances.

Exchange Membership

The New York Stock Exchange membership is carried at cost. The estimated current market value of the membership is $1,350,000.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line and double-declining basis over the estimated useful life of the assets ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 consists of the following:

Furniture and equipment	$	382,239
Computer equipment		136,557
Leasehold improvements		112,959
		631,755
Less: Accumulated depreciation		580,602
Net property and equipment	$	51,153

Depreciation expense for the year ended December 31, 2003 amounted to $23,121.

NOTE 3. INVESTMENT IN SECURITIES

Investments in securities carried at fair value consist of the following:

State and municipal obligations	$	2,985,537
Closed-end mutual funds		645,475
Equities		75,600
Investments in securites, at fair value	$	3,706,612

NOTE 4. SUBORDINATED NOTES PAYABLE

Notes payable to three stockholders are subordinated to the claims of the Company's general creditors. Interest on the subordinated loans is payable at 8% per annum. For the year ended December 31, 2003, interest paid on the notes amounted to $20,000. The subordinated notes qualify to be included in the calculation of the Company's net capital requirements (Note 6).

NOTE 5. INCOME TAXES

The following is a summary of the Company's tax benefit recorded for the year ended December 31, 2003.

Current:		
Federal	$	(85,920)
State		15,409
City		10,071
Total current		(60,440)
Deferred:		
Federal		(6,000)
State		(2,300)
City		(1,700)
Total deferred		(10,000)
Total tax benefit	$	(70,440)

The Company has a net operating loss carry forward of approximately $212,000, that begins to expire in 2023. The related deferred tax asset in the amount of approximately $72,000 has been fully reserved by a valuation allowance since management can not conclude that realization of the tax benefit is probable.

Deferred income taxes are recorded based on temporary differences between assets and liabilities reported for financial statement and income tax purposes. Temporary differences relate principally to deferred rent.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company was in compliance with these requirements. At December 31, 2003, the Company had net capital of $3,389,877 which exceeds the Company's minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 as of December 31, 2003.

NOTE 7. PENDING LITIGATION

In November 2003, the Company became involved in a New York Stock Exchange arbitration with a former independent contractor ("claimant"). In the matter, the claimant alleges, among other things, wrongful termination. The claimant is seeking compensatory damages, interest and costs aggregating at least $500,000. At December 31, 2003, the Company's outside counsel handling the matter has advised the Company that because of the preliminary status of the matter, it is not possible to determine the result of the proceeding. Based on information presently available to the Company, management

NOTE 7. PENDING LITIGATION (CONTINUED)

believes that the ultimate outcome of this matter will not have a material adverse affect on the Company's financial position or results of operations. As a result of the current status of the matter, no amount has been provided for it in the accompanying financial statements.

The Company is involved other matters incidental to its business. Management believes that the resolution of these matters will not have material adverse affect on the Company's financial position or results of operations.

NOTE 8 RELATED PARTY TRANSACTIONS

The Company rents space on a month to month basis to an investment advisor. One of the stockholders of the Company is an officer of this investment advisor. Rental income for 2003 totaled $33,000. In addition, the Company receives reimbursements of approximately $162,000 from this entity for payroll paid by the Company on its behalf.

NOTE 9. LEASE COMMITMENTS

The Company has entered into three operating leases for office facilities expiring in various years through 2008. The minimum annual rental commitments under these leases are as follows:

Year ending December 31	
2004	$ 499,000
2005	481,259
2006	457,999
2007	457,999
2008	457,999
	$ 2,354,256

Rent expense net of rental income of $148,402 for the year amounted to $475,809.

One of the Company's leases provided for a free rent period during its term. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease have been reflected as deferred rent in the accompanying balance sheet and included in accrued expenses.

SUPPLEMENTARY INFORMATION

BERNARD HEROLD & CO., INC.
SCHEDULE OF OTHER EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Office expense	$	224,040
Payroll taxes		129,244
Dues and fees		96,174
Professional fees		142,623
Christmas expense		12,796
Contributions		3,468
Miscellaneous		5,086
Bank charges		4,381
Automobile expense		4,088
TOTAL OTHER EXPENSES	$	621,900

See independent auditors' report.

BERNARD HEROLD & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

Net capital		
Capital and allowable subordinated liabilities:		
Total stockholders' equity	$	3,862,272
Subordinated liabilities allowable in computation of net capital		250,000
Total capital and allowable subordinated liabilities		4,112,272
Non-allowable assets:		
Property and equipment		(51,153)
Exchange membership		(268,765)
Deferred taxes		(47,000)
Other assets		(128,055)
Total non-allowable assets		(494,973)
Net capital before haircuts on securities positions		3,617,299
Haircuts on securities:		
Debt securities		124,973
Other securities		68,740
Undue concentration		29,822
Other		3,887
Haircuts on securities positions		227,422
Net capital	$	3,389,877
Aggregate indebtedness:		
Accrued expenses	$	423,590
Total aggregate indebtedness	$	423,590
Computation of basic net capital requirement:		
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$	28,238
Minimum net capital required	$	100,000
Excess net capital	$	3,289,877
Excess net capital at 1000%	$	3,347,518
Ratio: Aggregate indebedness to net capital		0.12 to 1
Reconciliation with Company's computation (included in Part II of Form x-17A-5 as of December 31, 2003)		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	3,360,063
Net effect of audit adjustments		29,814
NET CAPITAL, AS ADJUSTED	$	3,389,877

See independent auditors' report.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Bernard Herold & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bernard Herold & Co., Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(lI) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

Citrin Cooperman & Company, LLP

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than the specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 30, 2004